UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On January 18, 2019, Scorpio Tankers Inc. (the "Company") effected a one-for-ten reverse stock split (the "RSS") and related reduction in authorized share capital.
Effective as of the open of business on January 18, 2019, the conversion rates of the Company's Convertible Senior Notes due 2019 (the "2019 Notes") and Convertible Senior Notes due 2022 (the "2022 Notes") have been adjusted to reflect the RSS, as follows:
•
The new conversion rate for the 2019 Notes will be 10.0534 shares of the Company's common shares per $1,000 principal amount of the 2019 Notes; prior to the RSS the conversion rate for the 2019 Notes was 100.5396 shares for each $1,000 principal amount of the 2019 Notes.

•
The new conversion rate for the 2022 Notes will be 25.33617 shares of the Company's common shares per $1,000 principal amount of the 2022 Notes; prior to the RSS the conversion rate for the 2019 Notes was 253.3617 shares for each $1,000 principal amount of the 2022 Notes.

The adjustments to the conversion rates were made pursuant to section 14.04(a) of the indentures for the 2019 Notes and 2022 Notes, which applies to stock splits of the Company's common shares. In accordance with section 14.04(a), the Company has adjusted the conversion rates for the 2019 Notes and 2022 Notes due to the RSS pursuant to the following formula:
CR1 = CR0 ×	OS1
OS0

where,
CR0 =
the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as applicable;

CR1 =	the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;
OS0 =	the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date or effective date; and
OS1 =	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.
Attached to this Report on Form 6-K (the "Report") as Exhibit 3.3 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, as amended, filed with the Registrar of Corporations of the Republic of the Marshall Islands, to effect the RSS and related reduction in authorized share capital on January 18, 2019.
Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-RSS shares of common stock.
This Report and the exhibits attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-210284) that was filed with the U.S. Securities and Exchange Commission with an effective date of March 18, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: January 18, 2019	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer